

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

October 1, 2009

<u>Via International Mail and Facsimile (+44 1534 878427)</u>

Eirik Ubøe
Chief Financial Officer
DHT Maritime, Inc.
26 New Street
St. Helier, Jersey, JE23RA
Channel Islands

   Re: **DHT Maritime, Inc.**
       Form 20-F
       Filed: March 12, 2009
       File No. 001-32640

Dear Mr. Ubøe:

   We have completed our review of your Form 20-F for the fiscal year ended December 31, 2008 and have no further comments at this time.

   Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

   If you have any further questions regarding our review of your filing, please call Matthew Spitzer at (202) 551-3227 or me at (202) 551-3324.

         Sincerely,

         John Stickel
         Attorney-Advisor